

Mail Stop - 4561

August 21, 2009

Neil W. Hayslett
Executive Vice President and Chief Financial Officer
F & M Bank Corp.
P. O. Box 1111
Timberville, Virginia 22853

Re: F & M Bank Corp.
   Form 10-K for December 31, 2008
   Form 10-Q for March 31, 2009 and June 30, 2009
   File Number 0-13273

Dear Mr. Hayslett:

   This is in response to your letter dated August 3, 2009.

Form 10-Q Filed for the Quarter Ended June 30, 2009

Notes to Consolidated Financial Statements

Note 2 – Investment Securities, page 8

   We note your response to prior comment two and the supplemental schedule
provided. You have not provided us with sufficient information to support your
conclusion that an OTTI has not occurred, particularly on your equity investments that
have been in a loss position in excess of 12 months. We noted numerous equity
investments that had depreciated severely in value and where future appreciation is
highly unpredictable and somewhat speculative given current economic conditions. We
refer you to Section II.H of the Current Accounting and Disclosure Issues in the Division
of Corporation Finance dated November 30, 2006 available on our website at:
http://www.sec.gov/divisions/corpfin/cfacctfinrptfrms.shtml.. Explain how you
considered this guidance in your analysis. Please revise your financial statements
accordingly or provide additional persuasive evidence not provided in your previous
response supporting your current accounting.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Marc Thomas at 202-551-3452. Please direct any other questions to me at 202 551-3418, or in my absence to Mark Webb at 202-551-3698.

Sincerely,

William Friar
Senior Financial Analyst

By FAX: 540 896-1796